Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Traded Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF SEPTEMBER 25, 2014

DATE, TIME AND PLACE: On September 25, 2014, at 2:00 PM, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The Majority of elected members.

DECISION ADOPTED UNANIMOUSLY:

The Directors, based on statutory regulations, decided to amend the wording:

a)	Of the Disclosure of Relevant Information and Trading of Itaú Unibanco Securities Policies, as proposed by the Disclosure and Trading and the Appointment and Governance Committees; and

b)	of the Transaction with Related Parties Policy.

CONCLUSION: With the work of the meeting concluded, these Minutes were duly signed having been drafter, read and approved by all. City and state of São Paulo, September 25, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed company	NIRE 35300010230

POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Disclosure and Trading Committee

2.	MATERIAL ACT OR FACT
2.1.	Definition
2.2.	Examples
2.3	Announcement to the market

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT
3.1.	Duties and responsibilities of the Investor Relations Officer
3.2.	Bound persons
3.3.	Duties and responsibilities of related persons
3.4.	Duty of confidentiality (sub-item 6.2)
3.5.	Performance forecasts and market expectations

4.	PROCEEDINGS FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT
A)	Procedure for preparation
4.1.	Participants
4.2.	Standard for disclosure document
B)	Procedure for disclosure
4.3.	Recipients of the disclosure and responsible bodies
4.4.	Simultaneous disclosure
4.5.	Timing of disclosure
4.6.	Suspension of trading
4.7.	Case for non-disclosure of a material act or fact
4.7.1.	Immediate disclosure
4.8.	Rumors
4.9.	Means and form of disclosure
4.10.	Persons authorized to comment on the content of a material act or fact

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL OR ANNUAL RESULTS
5.1.	Information regarding results
5.2.	Preliminary information or advance disclosure

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT
6.1.	Purpose
6.2.	Duty of confidentiality

7.	ADHERENCE TO THE POLICY
7.1.	Means of adherence and authority in charge

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8.	CONTROLLED COMPANIES
8.1.	Policy regarding the Disclosure of material acts or facts by publicly listed companies controlled by the company.

9. POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1.       This Policy Regarding the Disclosure of Material Acts or Facts (“POLICY”) establishes the guidelines and procedures to be complied with regarding the disclosure of material acts or facts and the observance of confidentiality regarding such information prior to its disclosure, in accordance with CVM Instruction no 358, dated January 3 2002,  with the objective of ensuring the disclosure to the competent authorities and to the market in general of complete and timely information regarding any material acts and facts relating to the company, as defined in sub-item 2.1., guaranteeing  equity and transparency in such information to all interested parties, free of any privilege for some to the detriment of others.

Disclosure and Trading Committee

1.2.       In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee, constituted as provided for in the company’s Securities Trading Policy:

a)	to advise the Investor Relations Officer;

b)	to review it, recommending applicable amendments to the Board of Directors;

c)	to decide on any questions regarding the interpretation of its wording;

d)	to take all necessary measures for the disclosure and circulation thereof, including to members of the company’s staff;

e)
to undertake prior analysis, where applicable, of the content of any materials provided for meetings with investors and analysts (road shows), conference calls and public presentations containing information about the company;

f)
to assist the Investor Relations Officer in the investigation of and decision associated with cases of violation, bringing any breaches before the Ethics Committee and the Board of Directors, as applicable;

g)	to analyze any official enquiries from regulatory and self-regulated entities and to provide opinions, as needed, concerning the contents of the answers;

h)	to propose solutions to the Investor Relations Officer in connection with cases of omission or exceptions.

2.	MATERIAL ACT OR FACT

Definition

2.1.       The term material will be applied to any decision of a controlling shareholder, any resolution taken by a general shareholders’ meeting or by any area of company management, or any other act or fact of a management policy, technical, business or economic-financial nature occurring in or related to the company’s business (“Material Information”), which may materially interfere with:

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2.1.1.  the price of securities issued by the company or indexed to the same;

2.1.2.  the decision of investors to buy, sell or hold such securities; or

2.1.3.  the decision of investors to exercise any of their rights as holders of securities issued by the company or indexed to the same.

Examples

2.2.  The following are examples of material acts or facts, to the extent that they can result in any of the above-mentioned effects:

2.2.1.  the celebration of any agreement or contract for altering the shareholding control of the company, even if the efficacy of such agreement or contract is conditional;

2.2.2.  any change in the control of the company, including by means of the signing of, amendment to or termination of a shareholders’ agreement;

2.2.3.  the signing of, amendment to or termination of a shareholders’ agreement to which the company is a party, directly or indirectly, or which has been recorded in the company registers;

2.2.4.  the entry or withdrawal of a shareholder that is party to an operational, financial, technological or administrative contract or arrangement with the company;

2.2.5.  authorization for the trading of the company’s securities in any market, domestic or foreign;

2.2.6.  a decision to de-list the company;

2.2.7.  an incorporation, merger or spin-off  involving the company or any affiliated company(ies);

2.2.8.  a change in the composition of the company’s net worth;

2.2.9.  the acquisition or divestment of a material investment;

2.2.10.  the reorganization or winding-up of the company;

2.2.11.  a change in the accounting principles adopted by the company;

2.2.12.  a debt renegotiation;

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2.2.13.  the approval of a stock option plan;

2.2.14.  a change in the rights and privileges of the securities issued by the company;

2.2.15.  stock split or reverse stock split or the payment of stock dividends;

2.2.16.  the acquisition of company shares to be held as treasury stock, or the cancellation or sale of shares thus acquired;

2.2.17.  the company’s profits or losses, and the cash distribution of earnings;

2.2.18.  the signing or termination of a contract or the failure to sign the same, when expectations of the execution thereof are public knowledge;

2.2.19.  the approval of, change in or cancellation of a project, or delays in the implementation of the same;

2.2.20.  the initiation, resumption or suspension of the production of a product or provision of a service;

2.2.21.  the discovery of, change in or development of a technology or company resources;

2.2.22.  changes in the forecasts previously disclosed by the company;

2.2.23.  application for or granting of extra-judicial intervention, a filing for bankruptcy or the filing of a legal suit capable of affecting the company’s economic and financial situation.

Announcement to the market

2.3.  Should the company deem it necessary to disclose information with characteristics other than those described in sub-item 2.1, such disclosure may be made by means of an announcement to the market.

3.	DUTIES AND RESPONSIBILITIES REGARDING THE DISCLOSURE OF A MATERIAL ACT OR FACT

Duties and responsibilities of the Investor Relations Officer

3.1.   It is the duty of the Investor Relations Officer to:

3.1.1.  disclose and communicate to the markets and to the appropriate authorities (sub-item 4.3., “a”) any material act or fact occurring in or related to the company’s business;

3.1.2.   ensure the widespread and immediate disclosure of any material act or fact;

3.1.3.  disclose the material act or fact simultaneously in all markets where the company’s securities are traded;

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3.1.4.  to provide the appropriate authorities, when requested, with  any additional information in connection with the material act or fact disclosed; and

3.1.5.   in the event of situations as in the preceding sub-item or in the occurrence of an atypical oscillation in the quotation, price or quantity negotiated of securities issued by the company or those indexed to the said securities, to question the persons that have access to material acts and facts with the purpose of investigating if they are aware of information that should be disclosed to the market.

Bound persons

3.2.	The following persons shall be deemed Bound Persons and subject to the POLICY:

a)
direct or indirect controlling shareholders with exclusive or shared control, officers, members of the Board of Directors, members of the Fiscal Council and of any bodies with technical or advisory functions entrusted to them by the company’s bylaws;

b)	members of the statutory authorities of companies where the company is the sole controlling shareholder;

c)	whosoever, by virtue of their job, function or position in the company, its controlling companies, its controlled companies, or its affiliates, may possess knowledge concerning Material Information;

d)
the spouse or companion or any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the six (6) month period counting from their date of withdrawal;

e)
persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal;

f)
all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

3.2.1.	The following also have the same status as Bound Persons:

a)
managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b)	any corporate entity directly or indirectly controlled by Bound Persons; and

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c)	any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

Duties and responsibilities of Bound Persons

3.3.   The bound persons referred to in letter “a” and “b” of sub-item 3.2, and only them, shall:

3.3.1.  report to the Investor Relations Officer or, in his/ her absence, to the company CEO, any material act or fact which may come to their knowledge;

3.3.2.  report to the CVM, after having heard the Disclosure and Trading Committee, any material act or fact of which they have knowledge, in the event that the Investor Relations Officer fails to comply with his or her duty to disclose.

Duty of confidentiality (sub-item 6.2)

3.4.    Bound Persons shall keep confidential any information relating to a material act or fact until the disclosure of the same to the market, in accordance with sub-item 6.2., as well as to take measures to ensure that their subordinates and third parties in their confidence do so as well, standing jointly and severally responsible with them in the event of non-compliance.

3.4.1.  Any Bound Person that, inadvertently, communicates a material act or fact to an unrelated party prior to the disclosure of the same to the market, must immediately report the unauthorized communication to the Investor Relations Director, in order that he/she may take the appropriate measures.

Results forecasts and market expectations

3.5.   The company will not disclose forecasts of its results.

3.5.1.    The company may disclose, on its Investor Information Website (www.itau.com.br/relacoes-com-investidores), market forecasts for its results, without in any way validating the same;

3.5.2.  The Financial Area may review the contents of analysts’reports, so as to avoid the circulation of data or information that is already publicly known to be incorrect or inaccurate.

4.	PROCEDURES FOR PREPARATION AND DISCLOSURE OF A MATERIAL ACT OR FACT

A)  Procedures for preparation

Participants

4.1.     The document disclosing the material act or fact will be prepared by the Investor Relations Area in cooperation with the Corporate Legal Area, and with the Areas involved in the operations originating the material act or fact. The document shall be duly reviewed by members of the Disclosure and Trading Committee and approved by the Investor Relations Officer.

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Standard for disclosure document

4.2.         The document disclosing the material act or fact should be clear and precise and use language easily understandable by the investor public.

B)  Procedures for Disclosure

Recipients of the disclosure and responsible bodies

4.3.        The department in charge of corporate affairs will disclose, under the supervision of the Investor Relations Officer, the material act or fact, with priority and simultaneously:

a)           to the CVM, to BMF&BOVESPA, to the SEC (U.S. Securities and Exchange Commission), to the NYSE (New York Stock Exchange), to the BCBA (Bolsa de Comercio de Buenos Aires) and, as the case may be, to any other stock exchanges and over-the-counter markets;

b)           to the market in general, as explained in sub-item 4.9.

4.3.1.   Subsequent to this disclosure, the person designated by the Investor Relations Officer may disclose the material act or fact to the market by means of e-mail and by posting it on the Investor Relations website, at which time the Press Office can also disclose it.  The Press Office is the area responsible for maintaining contact with the media in general and talking with journalists.

Simultaneous disclosure

4.4.     Any material act or fact reported by any means of communication or in meetings with industry associations, investors, analysts or any other specific audience, in Brazil or abroad, should be simultaneously disclosed to the market(s) where the company’s securities have been authorized to trade (sub-item 3.1.3).

Timing of disclosure

4.5.       The disclosure of a material act or fact should, whenever possible, be made after trading hours or before the opening of the following day’s trading, in those stock exchanges and over-the-counter markets where the company’s securities have been authorized to trade.

4.5.1.    If the securities issued by the company have been authorized to trade simultaneously in markets in different countries, disclosure of the material act or fact shall be made, whenever possible, before the opening or after the closing times for trading in all countries; in the event of incompatibility, the trading hours of the Brazilian market shall prevail.

Suspension of trading

4.6.       Should it be imperative that the disclosure of a material act or fact take place during trading hours, the Investor Relations Officer may request, provided that the request is made simultaneously, the domestic and foreign stock exchanges and over-the-counter markets to suspend trading in securities issued by the company or indexed to the same for as long as it takes to adequately disclose the Material Information.

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Case for non-disclosure of a material act or fact

4.7.     Material acts or facts may exceptionally not be disclosed if the controlling shareholders or management consider that such disclosure will put the legitimate interests of the company at risk.

Immediate disclosure

4.7.1.   The Investor Relations Officer will immediately disclose the material act or fact referred to in sub-item 4.7 if control over the Material Information is lost, if there is any atypical fluctuation in the price or trading volume of the securities issued by the company or indexed to the same, or if the CVM or the SEC orders the disclosure.

4.7.1.1.    Where appropriate, the Investor Relations Officer shall provide any necessary explanations to the stock exchanges.

Rumors

4.8.        The company shall not comment on any rumors in the market concerning it, except if such rumors materially affect the prices of its securities, or in response to an official inquiry from regulatory or self-regulatory authorities

Means and form of disclosure

4.9.	Such market disclosure as is required by law will be made through the publication:

a)	On a news portal having a page on the Worldwide Web that maintains a free-access section providing the information in full; or

b)	Newspapers of widespread circulation habitually used by the company.

4.9.1.	Additionally, the company may disclose the material act or fact using the following means:

a)	the company’s Investor Relations Website (www.itau.com.br/relacoes-com-investidores);

b)	e-mail;

c)	conference call;

d)	public meeting with class entities, investors, analysts, or other interested parties, in Brazil or abroad;

e)	announcements to the press (press releases);

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f)	social media; and

g)	news distribution mechanisms (newswires).

4.9.2.     Disclosure through newspaper announcements (sub-item 4.9, “b”) can be done in summary form, provided that it indicates the Internet addresses where the complete information is available for those interested, with content at a minimum identical to that sent to the entities referred to in letter “a” of sub-item 4.3.

4.9.3.     The material act or fact shall be disclosed internally for the general knowledge of all.

Persons authorized to comment on the content of a material act or fact

4.10.     The Investor Relations Officer, or the person(s) indicated by him, or, in the absence of the latter, the person(s) indicated by the company CEO, shall be the only persons authorized to comment on, explain or provide more detail regarding the content of a material act or fact.

5.	DISCLOSURE OF INFORMATION REGARDING QUARTERLY, SEMI-ANNUAL AND ANNUAL RESULTS

Information regarding results

5.1.  The Investor Relations Officer should determine and advise the market, with advance notice compatible with market standards, of the dates on which the quarterly, semi-annual and annual results, duly audited, will be announced.

Preliminary information or advance disclosure

5.2.   Notwithstanding the dates established in sub-item 5.1 for announcing results, the Disclosure and Trading Committee may, according to opportunity and convenience:

a)       approve the disclosure of as-yet unaudited preliminary information regarding the company’s quarterly, semi-annual or annual results; or

b)       approve advance disclosure of the company’s duly audited quarterly- semi-annual or annual results.

5.2.1. Quarterly- semi-anual or annual results or statements disclosed shall be prepared in compliance with market-accepted accounting standards.

6.	MECHANISMS FOR CONTROLLING THE CONFIDENTIALITY OF INFORMATION RELATING TO A MATERIAL ACT OR FACT

Purpose

6.1.     The mechanisms for controlling the confidentiality Material Information are intended to effectively preserve the confidentiality of such information until it is disclosed to the appropriate authorities and to the market.

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Duty of confidentiality

6.2.      Bound Persons should keep confidential any Material Information until the disclosure thereof, and to take care that such confidentiality is respected.

6.2.1.     Any Bound Persons that leaves the organization, or that ceases to be involved in the transaction or project to which the Material Information refers, shall continue to be bound by his  or her obligation of confidentiality until such time as such information is disclosed to the appropriate authorities (sub-item 4.3, “a”) and to the market.

7.       ADHERENCE TO THE POLICY

Means of adherence and authority in charge

7.1.     Bound Persons shall signal their adherence to the POLICY by signing a specific declaration (Attachment 1) at the time they are hired, appointed, promoted or transferred, or become aware of any material act or fact, in which they declare that they are aware of the terms of the POLICY and are committed to comply with the same.

7.1.1.     The officers, pursuant to a monthly request from Compliance, shall be responsible for naming employees in their respective areas who shall be required adhere to the POLICY, as such officers may see fit.

7.1.2.      Adherence of the persons named in letters “a” to “e” of sub-item 3.2 shall be the responsibility of Compliance.

7.1.3.      The adherence of the persons mentioned under the letter “f” of sub-item 3.2 shall be the responsibility of the engaging Department, which shall identify if the hiree shall be required to adhere to this POLICY.  Should adherence prove necessary, the engaging Department must certify as to the inclusion of a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 9.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific adherence instrument (pursuant to Attachment 1) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

7.1.4.      The declarations of adherence,  as provided for in sub-item 7.1.3, shall be immediately reported to Compliance, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY,  and which shall be responsible for making this register available to the appropriate authorities, whenever so requested.

8.	CONTROLLED COMPANIES

Policies regarding the disclosure of Material acts or facts by publicly listed companies controlled by the company

8.1.     Publicly listed companies that are controlled solely by the company and lack a policy of their own for the disclosure of material acts or facts should adhere to this POLICY, which will be considered to be the material act or fact disclosure policy of such companies for the purposes of compliance with CVM Instruction no 358, dated January 3, 2002. The material acts or facts relating to such controlled companies should be disclosed in accordance with the terms of this POLICY.

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9.	POLICY VIOLATIONS

Sanctions

9.1.       Failure to comply with the POLICY will render the violator liable to disciplinary sanctions, in accordance with the company’s internal rules and regulations, as well as those provided for in this item, independent of any applicable administrative, civil or criminal sanctions.

9.1.1.      It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate any cases of violation of the POLICY, with the following provisos:

a)       the persons referred to in letters “a” and “b” of sub-item 3.2 shall be subject to the sanctions decided upon by the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee;

b)       the persons referred to in letter “c” of sub-item 3.2 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation; and

c)       a violation perpetrated by any of the persons referred to in letter “f” of sub-item 3.2 shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses  and damages.

Reporting of violations

9.2.       Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee

The present Policy was amended by the Board of Directors on September 25, 2014.

___________________________

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR
CONTROLLING SHAREHOLDERS, MANAGEMENT AND
STATUTORY AUTHORITY MEMBERS

.....................................[name and CPF] ............................................., the undersigned, in his/her quality of............................ a person subject to the contents of CVM Instruction No. 358/02, hereby declares his/her adherence to  the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A., and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that he/she is familiar with the terms thereof and undertakes to fully comply with the same.

He/she also states that he/she:

(i)           is fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement of the said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) depending on the severity of the infringement, a sanction to be decided upon by the company’s Board of Directors.

(ii)           is fully aware that any sanctions arising from a violation of the aforementioned Policy for the Disclosure of a Material Act or Fact or the Securities Trading Policy shall be decided upon by the Investor Relations Officer, with the assistance of the  Disclosure and Trading Committee.

......................................., ............   .............    ............

…………………………………………………….

____________________________

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, in my quality as a person subject to the contents of CVM Instruction No. 358/02, hereby declare my adherence to  the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which I am at this moment receiving a copy.

I declare to be fully familiar with the terms thereof and shall undertake to fully comply with the same.

I further declare to be fully aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually.

......................................., ............   ............    ............

____________________________

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ITAÚ UNIBANCO HOLDING S.A. POLICY REGARDING THE DISCLOSURE OF MATERIAL INFORMATION	ATTACHMENT 1

DECLARATION OF ADHERENCE
FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF] ............................................., the undersigned, in its/his/her quality of  ............................ a person subject to the contents of CVM Instruction No. 358/02, hereby adheres to  the ITAÚ UNIBANCO HOLDING S.A. POLICIES REGARDING THE DISCLOSURE OF MATERIAL INFORMATION and THE TRADING OF ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA – INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. ARRENDAMENTO MERCANTIL, of which he/she is at this moment receiving a copy.

States that it/he/she is familiar with the terms thereof and undertakes to fully comply with the same.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement  of the  said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting  recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

......................................., ............   ............    ............

____________________________

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Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES

SUMMARY

1.	GENERAL PRINCIPLES
1.1.	Scope
1.2.	Implementation of the POLICY
1.3.	Disclosure and Trading Committee
1.4.	Approval of or Alterations to the POLICY

2.	PERSONS BOUND BY THE POLICY
2.1.	List of persons bound by the POLICY

3.	TRADING RESTRICTIONS
3.1.	Restrictions on trading prior to and subsequent to the disclosure of a material act or fact
3.2.	Exceptional restriction periods
3.3.	Other possible trading restrictions
3.4.	Restrictions on trading prior to and subsequent to the release of the company’s financial statements
3.5.	Restrictions on the acquisition of shares to be held in Treasury
3.6.	Possible authorized trades

4.	RIGHTS AND OBLIGATIONS OF BOUND PERSONS
4.1.	Proprietary trading policy
4.2.	Obligations of Bound Persons

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS
5.1.	Purpose

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITY ON THE PART OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS
6.1.	Purpose

7.	ADHERENCE TO THE POLICY
7.1.	Form of adherence and the responsible office

8.	CONTROLLED COMPANIES
8.1.	Trading Policy for Controlled Companies

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 17

9.	POLICY VIOLATIONS
9.1.	Sanctions
9.2.	Reporting of violations

1.	GENERAL PRINCIPLES

Scope

1.1.           The Securities Trading Policy (“POLICY”) sets guidelines and procedures to be followed by the company and persons related to the company, as per the contents of item 2.1, for trading securities issued by the company or indexed to the same and for the disclosure of the information referred to in items 5 and 6 below, as per CVM Instruction Nr. 358, dated January 3 2002, thereby guaranteeing all interested parties transparency in the trading of such securities, free of any privilege for some, to the detriment of others.

Implementation of the POLICY

1.2.	Overall implementation of the POLICY is the responsibility of the Investor Relations Officer.

Disclosure and Trading Committee

1.3.           The Disclosure and Trading Committee will be chaired by the Investor Relations Officer and comprised of at least five (5) and at the most ten (10) persons to be named by the Investor Relations Officer from among the members of the Company’s and its Controlling and Controlled Companies’ Boards of Directors, Statutory Committees and Executive Boards, and shall meet quarterly or whenever convened by the Investor Relations Officer.

1.3.1.           In connection with this POLICY, it will be the responsibility of the Disclosure and Trading Committee:

a)	to advise the Investor Relations Officer;

b)	to revise it and recommend applicable amendments to the Board of Directors;

c)	to decide on any questions regarding the interpretation of its wording;

d)	to take all necessary measures for the disclosure and circulation thereof;

e)
to assist the Investor Relations Officer in investigations and decisions associated with cases of violation, bringing any infractions before the Ethics Committee and the Board of Directors, as applicable;

f)	to analyze any official enquiries from regulatory and self-regulated entities and produce opinions, as needed, in connection with answers; and

g)	to propose solutions to the Investor Relations Officer for any cases of omission or exceptions.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 18

Approval of or alterations to the POLICY

1.4.           The POLICY may not be approved or altered while any as yet undisclosed material act or fact is still pending resolution.

2.	PERSONS BOUND BY THE POLICY

List of persons bound by the POLICY

2.1.	The following shall be deemed Bound Persons subject to the POLICY:

a)
the directly or indirectly controlling shareholders with exclusive or shared control, company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws;

b)	the members of the statutory organs of companies in which the company is the sole controlling shareholder;

c)	any person that, by virtue of his/her function or position in the company, its controlling shareholder, its controlled companies or affiliates may have knowledge regarding material information;

d)
the spouse or companion or any other dependent included in the annual income tax declarations of the persons listed in letters “a” and “b”, including during the six- (6-) month period counting from their date of withdrawal;

e)
persons listed in letters “a”, “b”, “c” of the present sub-item who withdraw from the company or from companies in which the company is the sole controlling shareholder, for a period of six (6) months from the date of such withdrawal;

f)
all persons that have a commercial, professional or confidential relationship with the company, such as independent auditors, securities analysts, consultants and institutions that are part of the distribution system.

2.1.1.	The following also have the same status as Bound Persons:

a)
managers of portfolios, investment funds, companies or other institutions or entities of which Bound Persons may be the sole quotaholders or shareholders or whose business decisions such Persons may be able to influence;

b)	any corporate entity directly or indirectly controlled by Bound Persons; and

c)	any person that may have had access to information regarding any material act or fact, whether or not through any Bound Person.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 19

3.	TRADING RESTRICTIONS

Restrictions on trading prior to and subsequent to the disclosure of a material act or fact

3.1.    The company and the Bound Persons may not trade securities issued by the company or indexed to the same from the date that a material act or fact becomes known up to and including the date of its disclosure to the market.

3.1.1.     The Investor Relations Officer may decide to extend the restriction referred to in sub-item 3.1 beyond the date on which the material information is disclosed to the market, if, in his judgment, such trading of the securities might prove harmful to the company or its shareholders.

Exceptional restriction periods

3.2.      The Investor Relations Officer may, regardless of any justification or the existence of any as yet undisclosed material act or fact, determine periods during which the company and Bound Persons may not trade in securities issued by the company or indexed to the same.  Bound persons must maintain confidentiality regarding such periods.

3.2.1.     The Investor Relations Officer may recommend exceptional restriction periods for trading as referred to in sub-item 4.1 regarding  Proprietary Trading.

Other possible trading restrictions

3.3.      Except in the case of options exercise under the stock option plans, granting of shares under the share compensation plans or the Dividend Reinvestment Program – DRP, such restrictions also apply:

3.3.1.      In connection with the persons named in letters “a” and “b” of sub-item 2.1, to trading securities issued by the company or indexed to the same on the same day on which the company, or any of its controlled companies, affiliates or other corporate entities under shared control, trades shares held in Treasury or is given an option or a mandate to do the same.

3.3.2.     In connection with Bound Persons, the acquisition of or disinvestment in securities issued by the company or indexed to the same prior to 180 (one hundred and eighty) days, respectively, from the date of disinvestment in or acquisition of securities on a stock exchange or an over-the-counter market.

3.3.2.1.    The Investor Relations Officer may, exceptionally and after consulting with the Disclosure and Trading Committee, reduce this period, though continuing to comply with sub-items 3.4 and 3.5.

3.3.3.    In connection with Bound Persons, to trading when there exists any intention of implementing any incorporation, partial or total spin-off, merger or corporate reorganization of the company.

3.3.4.    In connection with Bound Persons, to the lending of shares or any other security issued by the company, or benchmarked to it.

3.3.5.     In connection with Bound Persons, to launching put or call options on shares in the company, to selling shares in the company in the Forward Market, and to trading shares in the company in the Futures Market.

3.3.6.      Trading restriction shall also apply during the period from a decision by the relevant Corporate Body to increase equity capital, distribute dividends, assign bonuses to shares or assets referenced to same, approve splits or reverse splits, share subscriptions, and publication of the respective bidding documents or announcements.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 20

Restrictions on trading prior to and subsequent to release of the company’s financial statements

3.4.     The restrictions on trading also apply to a period of 15 (fifteen) days prior to (i) the release of the company’s quarterly (ITR) and annual (DPF) financial information, or (ii) the publication of  the notice placing the same at the disposal of shareholders, in the form of an events disclosure calendar for the current year, except if the trading in questions is part of the  Dividend Reinvestment Program – DRP.  In the event that the company releases preliminary financial information or makes advance disclosure of such information, the restrictions on trading will cease to be in effect on the day after the disclosure.

Restrictions on the acquisition of shares to be held in Treasury

3.5.     The company may not acquire shares for holding in Treasury in the circumstances referred to in sub-items 3.1., 3.2 and 3.4.

3.5.1.   The Board of Directors should also not decide to acquire or sell shares issued by the company itself, should any agreement or contract have been reached or signed for the transfer of shareholding control of the company, or should any option or  mandate for the same have been granted, or should the intention exist of entering into an incorporation, a total or partial spin-off, a merger or a corporate reorganization of the company, as long as the transaction has not been made public through the release of an announcement to the market.

Possible authorized trades

3.6.     The restrictions contained in this POLICY will not apply, except in the case of the restriction referred to in sub-item 3.4, to:

3.6.1.   The acquisition of shares held in Treasury by means of a private trade, in the context of the exercise of options under a grant of stock purchase options or under a grant of stock pursuant to stock compensation programs, in either case as authorized in a shareholders’ meeting;

3.6.2.    The exercise of pre-emptive subscription rights associated with shares acquired in the past; and

3.6.3.     Private trades between restricted persons (sub-item 2.1), defined as trades taking place outside any stock exchange or over-the-counter market.

4.	RIGHTS AND OBLIGATIONS OF BOUND PERSONS

Proprietary trading policy

4.1.        Bound Persons may indicate in detail their proprietary trading policy (“Proprietary Policy”), provided they observe the restrictions contained in sub-item 3.4. Such persons should strictly adhere to the said Proprietary Policy.

4.1.1.       The Proprietary Policy shall have a minimum duration of 6 (six) months and shall be submitted without delay to the Investor Relations Officer.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 21

4.1.1.1.     The interested party shall indicate in his/her Proprietary Policy the approximate volume of resources to be traded, or the number of securities issued by the company, or indexed to the same, to be traded during the duration, and shall report to the Investor Relations area all trades within 5 (five) days of their taking place.

4.1.1.2.        The Investor Relations Officer shall assess and provide comments on the applicability of the Proprietary Policy in the light of the regulations in force, and may refuse to file it should it fail to comply with the POLICY or with the applicable law.

4.1.1.3.         In the light of the foregoing, the Proprietary Policy shall be filed by Compliance fifteen (15) days prior to the first trade contemplated therein.

4.1.1.4.         The company, through Compliance, shall keep a specific and individual control of all such Proprietary Policies and shall report to the Investor Relations Office, based on the information referred to in sub-item 4.1.1.1., any cases of deviation from the same.

4.1.1.4.1.       Cancellation by the signatory, by means of notice to the Disclosure and Trading Committee, or failure to comply with the contents of the Proprietary Policy shall cause immediate cancellation of said Policy on the date of notice or non-compliance, respectively. A new Proprietary Policy proposal may be submitted after a period of six (6) months from the date of notice or non-compliance, as applicable.

4.1.1.4.2.      The Disclosure and Trading Committee may request clarifications from the signatory of a Proprietary Policy in the events of non-compliance and automatic cancellation.

4.1.1.5.      A Proprietary Policy may not be filed nor modified while any material act or fact of which the interested party has knowledge is still pending or during a period of 15 (fifteen) days prior to the release of the company’s quarterly (ITR) and annual (DFP) information.

4.1.2.       The company, through the office responsible for corporate affairs, shall provide the Proprietary Policy when so required by regulators and self-regulators of the markets where the company’s securities have been authorized to trade.

Obligations of restricted persons

4.2.           In addition to observing the restriction on trading, Bound Persons must:

4.2.1.           Maintain confidentiality regarding information concerning material acts or facts and refrain from using the same to their own advantage or to that of any third party in securities markets, and make every effort to ensure that subordinates and third parties also maintain confidentiality regarding such information and do not use them for their own purposes, answering jointly and severally with them in the event of non-compliance;

4.2.2.           Exclusively use the Conglomerate’s securities’ brokers  for trading securities covered in this POLICY. In this context, transfer should be made to the Conglomerate’s securities brokers of open positions involving securities issued by the company which Bound Persons hold with other securities brokers within a maximum term of 60 (sixty) days from adherence to the POLICY.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 22

5.	DISCLOSURE OF INFORMATION REGARDING TRADING BY MANAGEMENT AND RELATED PERSONS

Purpose

5.1.       Company officers, members of the Board of Directors, of the Fiscal Council and of any offices with technical or advisory functions that may have been created in compliance with the company’s bylaws, shall report to the company, through the office responsible for corporate affairs, which, in turn, shall report to the CVM, to the BMF&BOVESPA and, if appropriate, the SEC, the NYSE and any other stock exchanges and over-the-counter markets on which the company’s securities are authorized to trade, the holdings of and the trading in securities issued by the company or any of its controlled companies or publicly listed controlling companies, or indexed to the same, including derivatives.

5.1.1.     The reporting shall be in the form of the “Declaration of Shareholding”, an example of which can be seen in Attachment B to the POLICY, and should be completed by the first business day after the assumption of office by such person, or within a maximum period of 5 (five) days after each trade.

5.1.2.      The persons listed in sub-item 5.1 should indicate, in the Stockholding Statement, as per Attachment B to the POLICY, any securities held by their spouses from whom they are not legally separated, by any companion or by any dependent included in such person’s annual income tax declaration, as well as by any corporate entities directly or indirectly owned by persons named in the present sub-item.

6.	DISCLOSURE OF INFORMATION REGARDING ACQUISITIONS OR DISINVESTMENTS OF MATERIAL SHAREHOLDINGS AND TRADING ACTIVITIES OF CONTROLLING SHAREHOLDERS AND SHAREHOLDERS

Purpose

6.1.      Any corporate entity or individual, or group of individuals, acting as a group or representing a common interest, that acquires a direct or indirect participation corresponding to 5% (five per cent) of any type or class of shares representing the capital stock of the company should submit to the company, which, in turn, will forward the same to the CVM and the BMF&BOVESPA, and, if such be the case, to the SEC, the NYSE and to any other stock exchanges or over-the-counter markets on which the company’s securities are authorized to trade, a declaration, containing the information as required in Attachment C to this POLICY.

6.1.1.     The same obligation to disclose the same information applies equally to any person or group of persons representing the same interests, owning a share participation equal to or greater than five (5) percent, each time that the said share participation increases by 5% (five per cent) of the type or class of share representing the capital stock of the company.

6.1.2.      The obligations referred to in sub-items 6.1. and 6.1.1. also apply to the acquisition of any rights over the shares, subscription warrants, equity options and share subscription rights, as well as convertible debentures.

6.1.3.     The persons referred to in sub-item 6.1 must also report the sale or extinction of any shares or other securities referred to in this item 6, or of any rights over the same, each time that the participation of such person in the type or class of share in question reaches the proportion of 5% (five percent) of the total of such type or class of share or security and also each time that such participation is reduced by 5% (five per cent) of the total of such type or class of share or security.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 23

6.1.4.       In those cases where such acquisitions result in, or were made with the intention of resulting in a modification of the company’s controlling shareholder structure or its management structure, as well as in those cases where such acquisitions trigger the obligation to make a public offer, pursuant to the applicable regulations, the acquiring party must carry out disclosure using the same channels, at least, as those usually adopted by the company, containing the information contained in Attachment C to the POLICY.

6.1.5.      The notifications referred to in this item 6 should be made immediately after the realization of the events referred to here to the office responsible for corporate affairs, as must update of the Reference Form within seven (7) business days from the date of occurrence.

7.	ADHERENCE TO THE POLICY

Form of adherence and the responsible office

7.1.        Bound Persons should adhere to this POLICY by signing a specific declaration, in the form given in Attachment D, upon their hiring, election, promotion or transfer, in which they declare that they are aware of all the terms of the POLICY and that they undertake to fully comply with the same.

7.1.1.    The officers, pursuant to a monthly request from Compliance, shall be responsible for naming employees in their respective areas who shall be required adhere to the POLICY, as such officers may see fit

7.1.2.      The adherence of the persons mentioned in letters “a” to “e” of sub-item 2.1, shall be the responsibility of Compliance

7.1.3.     The adherence of the persons mentioned under the letter “f” shall be the responsibility of the engaging Department, which shall identify if the hiree shall be required to adhere to this POLICY.  Should adherence prove necessary, the engaging Department must certify as to the inclusion of  a contractual clause in the agreement signed with the hiree, which requires such a hiree (and its employees) to comply with the guidelines of this POLICY. Said clause shall also explicitly mention sanctions applicable in the event of breach of the POLICY, as per sub-item 9.1.1, letter “c”. In the absence of an agreement, the said Department must require the hiree to enter into a specific third-party adherence instrument (pursuant to Attachment D) under which it undertakes to adhere to the guidelines of this POLICY, as set forth by the Disclosure and Trading Committee.

7.1.4.     The declarations of adherence, as provided for in sub-item 7.1.3 shall be immediately reported to Compliance, which shall maintain a centralized and updated register of all persons that have adhered to the POLICY,  and which shall be responsible for making this register available to the appropriate authorities, whenever requested.

 8. CONTROLLED COMPANIES

Trading policy of controlled companies

8.1.      Publicly listed companies that are controlled solely by the company and that lack an autonomous securities trading policy should adhere to this POLICY and the rules laid down here will apply to the securities trading of each of such companies.  After each declaration of adherence, the terms and provisions of this POLICY will become the trading policy of such companies themselves, according to the terms of CVM Instruction Nr. 358, dated January 3, 2002.

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 24

8.2.      The persons adhering to this POLICY will also be subject to the same rules when trading in the securities of companies of which the company is the sole controlling shareholder.

9. POLICY VIOLATIONS

Sanctions

9.1.     Failure to comply with the terms and provisions of this POLICY will render the violator subject to disciplinary sanctions, according to the company’s internal regulations and to those contained in this item, independently of any applicable administrative, civil or criminal sanctions.

9.1.1.    It will be the responsibility of the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, to investigate cases of POLICY violation, under the following conditions:

a)         the persons referred to in letters “a” and “b” of sub-item 2.1 will be liable to whatever sanctions the Investor Relations Officer, with the assistance of the Disclosure and Trading Committee, decides to impose;

b)         the persons referred to in letter “c” of sub-item 2.1 shall be subject to the sanctions of warning, suspension or dismissal for just cause, according to the gravity of the violation;  and

c)         a violation perpetrated by any of the persons referred to in letter “f” of sub-item 2.1 shall be deemed a breach of contract, entitling the company, at no additional cost, to terminate the respective contract and demand the payment of any penalty established therein, without prejudice of any losses  and damages.

Reporting of violations

9.2.      Any person who adheres to the POLICY and becomes aware of any violation of the same must immediately report the fact to the Disclosure and Trading Committee.

The present Policy was amended by the Board of Directors on September 25, 2014.

____________________________________

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 25

ATTACHMENT A
POLICY FOR TRADING ITAÚ UNIBANCO S.A. SECURITIES

2014 CALENDAR

The schedule below sets forth the blackout periods for trading the securities or any other financial instrument related to the securities, as a result of periodic events (DFP and ITR)

Issuing companies	Periodic events	Blackout trading Periods (day.month.year)	Results Disclosure Date (day.month.year)
ITAÚSA	Financial Statements/DFP December 31, 2013	20.01.2014 to 19.02.2014	19.02.2014
	ITR – 1st Quarter/2014	14.04.2014 to 06.05.2014	06.05.2014
	ITR – 2nd Quarter/2014	21.07.2014 to 12.08.2014	12.08.2014
	ITR – 3rd Quarter/2014	20.10.2014 to 11.11.2014	11.11.2014
ITAÚ UNIBANCO	Financial Statements/DFP December 31, 2013	20.01.2014 to 04.02.2014	04.02.2014
	ITR – 1st Quarter/2014	14.04.2014 to 29.04.2014	29.04.2014
	ITR – 2nd Quarter/2014	21.07.2014 to 05.08.2014	05.08.2014
	ITR – 3rd Quarter/2014	20.10.2014 to 04.11.2014	04.11.2014
INVESTIMENTOS BEMGE and DIBENS LEASING	Financial Statements/DFP December 31, 2013	20.01.2014 to 04.02.2014	27.03.2014
		12.03.2014 to 27.03.2014
	ITR – 1st Quarter/2014	14.04.2014 to 15.05.2014	15.05.2014
	ITR – 2nd Quarter/2014	21.07.2014 to 14.08.2014	14.08.2014
	ITR – 3rd Quarter/2014	20.10.2014 to 14.11.2014	14.11.2014

March/2014

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 26

ATTACHMENT B

POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES

INDIVIDUAL FORM

Trading by Management and Related Persons – Art. 11 – CVM Instruction CVM Nr. 358/2002

During .....(month/year)

(    ) The only trades involving such securities (or securities indexed to the same) and derivatives, in accordance with article 11 of CVM Instruction Nr. 358/2002(1) were the following.

(    ) No trades involving such securities (or securities indexed to the same) and derivatives took place, as defined in article 11 of CVM Instruction Nr. 358/2002.  I possess the following holdings of such securities (or securities indexed to the same) and derivatives.

Company name:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade(3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security or security indexed to same/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 27

Name of Controlling Shareholder:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)			Quantity		% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total bought
Sell
Total sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 28

Name of Controlled Company:
Name:					CPF/CNPJ:
Qualification:
Opening balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

Month’s trades
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)	Intermediary	Trade (3)	Day	Quantity	Price	Volume (R$) (4)
Buy
Total Bought
Sell
Total Sold
Closing balance
Security (or security indexed to same)/Derivative	Characteristics of Securities (2)				Quantity	% Participation
						Same Type/ Class	Total

(1)           When filling out the form, delete the lines with no information.
(2)           Issue/series, convertible, non-convertible, tenors, collateral, type/class etc.
(3)           Indicate manner of acquisition or sale
(4)           Quantity times price.

____________________________________

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 29

ATTACHMENT C
POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES

DECLARATION

I,..................(name and qualification, including CPF or CNPJ tax registry number, as the case may be) ............................................. in the quality of  ............................... of ITAÚ UNIBANCO HOLDING S.A., hereby DECLARE, in compliance with the requirements of Comissão de Valores Mobiliários Instruction Nr. 358/02, that  I............... (bought/ sold shares/subscription warrants/equity options/ share subscription rights) issued by ITAÚ UNIBANCO HOLDING S.A., having  ...................(reached, increased or decreased/eliminated)............ by ..........% my (direct or indirect) participation ............... , corresponding to  ....................... (shares/subscription warrants/ stock purchase options/share subscription rights)  .................. representing the capital stock of  ITAÚ UNIBANCO HOLDING S.A., as described below:

I – Objective of my participation and the desired quantity:

[    ] – I declare that the acquisition made by me does not have the aim of modifying the company’s shareholding control structure nor its management structure.  (Sign, as the case may be).

II –           Number of shares, subscription warrants, subscription rights and equity options, by type and class, already held, directly or indirectly, by me or other person(s) related to me:

III - Indicate any agreement or contract regulating the exercise of voting rights and the right to trade in the company’s securities:

I hereby undertake to immediately report to the office responsible for corporate affairs any modifications to the positions hereby reported which represent an increase or a decrease of 5% in the type or class of shares representing the capital stock of the company.

............   .............    ............

____________________________

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 30

ATTACHMENT D
POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES

TERM OF ADHERENCE FOR CONTROLLING SHAREHOLDERS, MEMBERS OF MANAGEMENT AND MEMBERS OF STATUTORY ORGANS

.....................................[name and CPF].................................., the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS OR FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declares:

(i) To be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that eventual infringements arising from the violation of the  said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting  recidivism upon the second infringement) and (ii) depending on the gravity of the infringement, a sanction to be decided by the company’s Board of Directors.

(ii) To be aware of the fact that any sanctions arising from a violation of said Policies for the Disclosure of Material Acts or Facts and for Securities Trading shall be examined by the Investor Relations Officer, with assistance from the Disclosure and Trading Committee.

............   .............    ............

____________________________

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 31

ATTACHMENT D
POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES

TERM OF ADHERENCE FOR STAFF MEMBERS

I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adhere to the POLICIES FOR DISCLOSURE OF MATERIAL ACTS AND FACTS AND TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and by its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Further declare to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set.

............   .............    ............

____________________________

ATTACHMENT – POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES	p. 32

ATTACHMENT D
POLICY FOR TRADING ITAÚ UNIBANCO HOLDING S.A SECURITIES

TERM OF ADHERENCE FOR THIRD PARTIES

.....................................[corporate name/name and CNPJ/CPF].....................,I, the undersigned, as a person subject to compliance with CVM Instruction 358/02, hereby adheres to the POLICIES FOR THE DISCLOSURE OF MATERIAL ACTS AND FACTS AND FOR TRADING ITAÚ UNIBANCO HOLDING S.A. SECURITIES, as well as of securities issued by its controlling company ITAÚSA - INVESTIMENTOS ITAÚ S.A. and its controlled companies INVESTIMENTOS BEMGE S.A. and DIBENS LEASING S.A. - ARRENDAMENTO MERCANTIL, having received a copy of such policies at this time.

Declare cognizance of, and undertake to fully comply with, their terms and conditions.

Shall endeavor to communicate such POLICIES to its employees, representatives and collaborators involved in the provision of services and to all parties sub-contracted by the undersigned (where applicable), in compliance with the respective services agreements or similar instruments entered into by and between the herein Parties.

Shall further endeavor to take appropriate steps so that the parties named in the foregoing paragraph shall fully comply with the Policies, standing jointly and severally responsible with them in the event of non-compliance with any of the therein terms and conditions.

Declares, also, to be aware that the dates pursuant to Attachment A of the Securities Trading Policies shall be set annually and that an eventual infringement  of the  said policies shall result in the imposition of the following measures: (i) a warning sanction for the first two infringements (constituting recidivism upon the second infringement) and (ii) the possibility of the company, without limitation, terminating the agreement which originated the adherence and demanding the payment of the fine established therein without impairment of claims for losses and damages.

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Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Traded Corporation	NIRE 35300010230

TRANSACTIONS WITH RELATED PARTIES POLICY

1. PURPOSE

2. APPLICABILITY

3. RESPONSIBILITIES
3.1. Board of Directors
3.2. Ethics and Ombudsmanship Area
3.3. Procurement Areas

4. RULES
4.1. Related Parties, Definition
4.2. Definition of Arm’s Length Conditions, Relevant and Significant Amount
4.3. Formalization of Transactions between Related Parties
4.4. Governance Framework for Transactions between Related Parties
4.5. Impediment
4.6. Duty to Disclose
4.7 Barred Transactions

5. CODE OF ETHICS

6. PENALTIES

7. POLICY UPDATES

1.           PURPOSE

The purpose of this Related Parties Transactions Policy (“Policy”) is to establish rules and consolidate procedures with which Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) must comply in connection with transactions among Related Parties, ensuring equality and transparency in such a manner as to guarantee to shareholders, investors and other stakeholders that Itaú Unibanco is in compliance with the best Corporate Governance practices.

2.           APPLICABILITY

The present Policy shall apply to Itaú Unibanco and its controlled companies in Brazil and abroad.

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3.           RESPONSIBILITIES

3.1           Board of Directors

To evaluate trades of a Relevant Amount referred by the Related Parties Committee (“Committee”), pursuant to the contents of sub-item 4.4.1 “b” hereof.

3.2           Ethics and Ombudsmanship Area

To receive information provided by the procurement areas on transactions involving Material Amounts and producing opinions on such;

To send the Itaú Unibanco Board of Directors quarterly reports on transactions on which it has produced opinions.

3.3           Procurement Areas

To conduct their business in such a manner as to ensure compliance with the terms and conditions set forth herein;

To provide the Ethics and Ombudsmanship Area with the data needed for the production of opinions, as per the flow established by said Area.

4.           RULES

4.1           Related Parties Definition

According to the definitions set forth in Technical Notice (“Pronunciamento Técnico”) CPC No. 5 issued by the Accounting Notices Committee (“Comitê de Pronunciamentos Contábeis”) and approved by the Securities Commission (“Comissão de Valores Mobiliários” - “CVM”), as per Deliberation (“Deliberação”) Nº 642/10, Related Parties in connection with Itaú Unibanco shall be natural and/or legal entities that:

a) directly or indirectly, through one or more intermediaries: i) control, are controlled by or are under the same control as the Company; or ii) have an interest in the Company that gives them significant influence over the Company;

b) are the Company’s affiliates as per the Corporations Act (“Lei das Sociedades Anônimas” - “LSA”);

c) are regarded as key personnel, that is, who hold a management position with the Company, its controlled companies or its controllers;

d) are, in connection with anyone mentioned in items “a” or “c” i) spouse or partner; ii) forebears, whether by blood (such as parents, grandparents, great-grandparents, etc.) or by affinity (such as stepfathers, stepmothers, parents-in-law); ii) descendants, whether by blood (such as children, grandchildren, etc.) or by affinity (such as stepchildren, in laws, etc.); and iii) relatives up to the second degree, whether by blood (such as siblings, etc.) or by affinity(such as brothers or sisters in law, spouses of brothers or sisters in law, etc.);

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e) are controlled by anyone covered by items “c” or “d”;

f) whose equity stock is held at a rate of more than ten (10) percent, whether directly or indirectly, by anyone covered by items “c” or “d”; and

g) any entity maintaining a post-employment benefits plan for the employees of the Company (e.g.: UBB Prev – Previdência Complementar; Fundação Itaú Unibanco – Previdência Complementar; Fundação BEMGEPREV).

4.2       Definition of Arm’s Length Conditions, Relevant and Significant Amount

4.2.1     Arm’s Length Conditions

Shall be those conditions for which, during negotiations, the following principles have been observed: competitiveness (service prices and conditions compatible with those of the marketplace); compliance (compliance of the services provided with the Company’s contractual terms and responsibilities, as well as with appropriate information security controls); and transparency (appropriate reporting of the agreed conditions and due application thereof, as well as their reflections on the Company’s financials). During negotiations among related parties, the same principles shall apply that drive negotiations the Itaú Unibanco Conglomerate holds with independent parties.

4.2.2      Relevant Amount

A Relevant Amount shall be that of transactions which, whether as a single contract or successive contracts with the same purpose, reach, within a period of one (1) year, an amount equal to or in excess of one-tenth (0.1) percent of the Company’s equity stock based on the latest consolidated accounting statements disclosed.

4.2.3      Significant Amount

4.2.4      A Significant Amount shall be that of transactions which, whether as a single contract or successive contracts with the same purpose, reach, within a period of one (1) year, an amount equal to or in excess of one million Brazilian Reais (R$1,000,000.00).

4.3         Formalization of Transactions between Related Parties

4.3.1       In transactions involving Related Parties as defined in the present Policy, the following shall be complied with:

a) transactions shall be at Arm’s Length and compliant with the contents of the present Policy, as well as consistent with the other practices put into place by the Company’s Management, such as the guidelines provided in the Company’s Code of Ethics;

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b) transactions shall be executed in writing, specifying their main characteristics and conditions, such as: overall price, unit price, terms, collateral, taxation, fees, licenses required, etc.; and

c) transactions must be clearly disclosed in Itaú Unibanco’s accounting statements according to the materiality criteria provided by accounting standards.

4.3.2     In the event that any company in the Itaú Unibanco Conglomerate is engaged as a service provider in transactions between Related Parties, in addition to conditions in sub-item 4.3.1 above, the Arm’s Length Conditions applicable to other clients which have the same profile, exposure to risk, volume of resources among other characteristics, shall be practiced.

4.4    Governance Framework for Transactions between Related Parties

4.4.1      Where the transaction involves a Relevant Amount for Itaú Unibanco, the following rules shall be complied with in addition to those of the aforementioned sub-item 4.3:

a) the transaction shall be submitted to the approval of the Committee, made up of three (3) members of Itaú Unibanco’s Board of Directors deemed as independent, and shall verify the advantages of said transaction for;

b) the Committee shall submit its conclusions to the Company’s Board of Directors, together with the documents associated with the respective transaction, based upon which the Board of Directors shall produce its opinion;

c) the Committee and the Board of Directors may deliberate in physical meetings, or via teleconferencing or videoconferencing and, still, by e-mail.

4.4.2      Where the transaction involves a Significant Amount for Itaú Unibanco, in addition to the rules set forth in aforementioned item 4.3, the transaction shall be submitted to the Itaú Unibanco Ethics and Ombudsman Area, which will provide an opinion according to the flow present at said Area. These transactions will be reported on a quarterly basis to the Board of Directors of Itaú Unibanco.

4.4.3      The rules provided in the present item shall not apply to operations carried out among companies whose equity capital is directly or indirectly held in full by the Company.

4.5         Impediment

4.5.1        The Company’s Management shall abide by the ordinary flow of negotiations and transaction approvals within the Itaú Unibanco Conglomerate, refraining from intervening in such a manner as to influence contracts with Related Parties in a manner not in compliance with said flow.

4.5.2        In situations where a member involved in transaction approval is prevented from deliberating on the subject as a result of a potential conflict of interests, said member shall declare him or herself under impediment, explaining his or her involvement in the transaction and providing details on the operation and the parties involved. The impediment shall be entered into the minutes documenting deliberations on the transaction.

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4.6       Duty to Disclose

4.6.1      Pursuant to the contents of Article 247, Law Nº 6.404/76 (Corporations Law), of CVM Deliberation Nº 642/10 and of National Monetary Committee Resolution Nº 3.750/09, the Company shall disclose Transactions with Related Parties, providing sufficient details for the identification of the Related Parties and of any essential or not strictly commutative conditions inherent to the relevant transactions, thereby enabling the Company’s shareholders to inspect and track Itaú Unibanco’s acts of management.

4.6.2       Said disclosure shall take place in clear and concise form in the explanatory notes to the Company’s Accounting Statements, according to the applicable accounting standards. In addition, the Company shall also be required to disclose Transactions with Related Parties to the marketplace, as provided by the Regulations for Level-One Corporate Governance Listing with the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (BM&FBovespa), especially in connection with additional requirements for quarterly periodical information (ITR’s), as well as pursuant to CVM Instruction Nº 480/09.

4.7       Barred Transactions

4.7.1     Transactions between Related Parties shall be barred in the following cases:

a) undertaken under other conditions than Arm’s Length;

b) loans or advances as per articles 34 and 35 of Law Nº 4.595/64, and as per article 17 of Law Nº 7.492/86 and Central Bank of Brazil Circular Nº 30; or

c) service agreements between the Company and Related Parties that (i) are not the services habitually offered to the Company’s clients, or (ii) involve unjustifiable or disproportionate compensation in terms of the value generation for the Company.

5.        CODE OF ETHICS

In addition to the rules set forth in the present Policy, Itaú Unibanco employees shall, in any Transactions with Related Parties, shall observe the guidelines provided in the Company’s Code of Ethics.

6.        PENALTIES

Breaches of the present Policy shall be reviewed by the Audit Committee and consequently submitted to the Board of Directors, which will take the applicable steps; furthermore, certain conducts may be criminal offenses, rendering those responsible liable to the penalties of the applicable Law.

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7.        POLICY UPDATES

The Board of Directors is authorized to update this Policy whenever the need may arise as a result of statutory or legislative changes, especially as regards CVM and BM&FBovespa standards for Corporate Governance that may apply to the Company.

The present Policy was amended by the Board of Directors on September 25, 2014.
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